UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3




                      QUARTERLY REPORT PURSUANT TO RULE 58



                     For the quarter ended December 31, 2004




                              KEYSPAN CORPORATION
                              -------------------
                      (Name of registered holding company)



              175 East Old Country Road, Hicksville, New York 11801
                 One MetroTech Center, Brooklyn, New York 11201
                 ----------------------------------------------
                    (Address of principal executive offices)







Inquiries concerning this Form U-9C-3 should be directed to:

Alfred C. Bereche
Associate General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201
(718) 403-2179


ITEM 1 - ORGANIZATION CHART
                                             Energy or Gas                                                         Percentage of
      Name of Reporting                         Related                Date of                 State of          Voting Securities
          Company                               Company              Organization            Organization                Held
          -------                               -------              ------------            ------------                ----
KeySpan Corporation (1)

KeySpan Energy
Corporation (2)

KEDC Holdings
Corp. (3)

Seneca Upshur
Petroleum Inc. (4)

KeySpan Millennium, LLC (5)

Millennium Pipeline
Company, L.P. (6)                                 Gas                May 22, 1998                Delaware                 21%

Nature of Business:
-------------------
(1) KeySpan Corporation holds directly all of the outstanding securities in KeySpan Energy Corporation.

(2) KeySpan Energy Corporation holds directly all of the outstanding securities in KEDC Holdings Corp.

(3)  KEDC  Holdings  Corp.   (formerly  known  as  KeySpan  Energy   Development
     Corporation) holds directly all of the outstanding securities in Seneca Upshur Petroleum Inc.

(4) Seneca Upshur Petroleum Inc. holds directly all of the outstanding securities in KeySpan Millennium, LLC.

(5) KeySpan Millennium, LLC holds directly 21% of the outstanding securities in Millennium Pipeline Company L.P.

(6) Millennium Pipeline Company L.P. is developing an interstate natural gas pipeline that it will own and operate to transport natural gas to growing markets in New York other parts of the Northeast.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company                             Company                                        Amount
Contributing                        Receiving                                    of Capital
Capital                             Capital                                     Contribution
-------                             -------                                     ------------
KeySpan                             Millennium
Millennium, LLC                     Pipeline Company, L.P.                      $ 6,096,000 (for the quarter)



ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting         Associate
Company           Company           Types of         Direct            Indirect         Cost              Total
Rendering         Receiving         Services         Costs             Costs             of               Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.


Part II - Transactions performed by associate companies on behalf of reporting companies

Associate         Reporting
Company           Company           Types of         Direct            Indirect          Cost             Total
Rendering         Receiving         Services         Costs             Costs             of               Amount
Services          Services          Rendered         Charged           Charged          Capital           Billed
--------          --------          --------         -------           -------          -------           ------
None.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT (1)

Investments in energy-related companies (in thousands of dollars):

Total consolidated capitalization as of December 31, 2004                       $8,333,139                Line 1

Total capitalization multiplied by 15%
 (Line 1 multiplied by 0.15)                                                    $1,249,971                Line 2

Greater of $50 million or Line 2                                                $1,249,971                Line 3

Total current aggregate investment:
 (Categorized by major line of energy-related business)
         Energy-related business category 1                        $     N/A
         Energy-related business category 2                        $     N/A
         Energy-related business category 3                        $     N/A
         Energy-related business category 4                        $     N/A
                  Total current aggregate investment                                   $ N/A              Line 4
                                                                                       --------

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(Line 3 less Line 4)                                                                   $ N/A              Line 5

Investments in gas-related companies (in thousands of dollars):

Total current aggregate investment:
(categorized by major line of gas-related business)
     Millennium Pipeline Company, L.P.                             $     6,096

Total current aggregate investment                                                     $ 6,096
                                                                                       ---------

(1) Form reflects investment only in Islander East Pipeline, which is a gas-related company. There are no reportable Rule 58 energy-related company investments.


ITEM 5 - OTHER INVESTMENTS

Major Line                 Other                     Other
of Energy-Related          Investment in Last        Investment in this         Reason for Difference in
Business                   U-9C-3 Report             U-9C-3 Report              Other Investment
--------                   -------------             -------------              ----------------
None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

     1. KeySpan Millennium, LLC Balance Sheet for the quarter ended December 31, 2004

     2. KeySpan Millennium, LLC Income Statement for the period and quarter ended December 31, 2004

B. Exhibits

     1.   None

     2. Certificate of filing with the New York Public Service Commission; the Massachusetts Department of Telecommunications and Energy; and the New Hampshire Public Utilities Commission.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                 KEYSPAN CORPORATION




                                 By: /s/ John J. Bishar, Jr.
                                     -----------------------
                                     John J. Bishar, Jr.
                                     Executive Vice President, General Counsel
                                     and Chief Governance Officer

                                     KeySpan
                           CONSOLIDATED BALANCE SHEET
                            (In Thousands of Dollars)

                                                     KeySpan
                                         --------------------------------
                                             Millenium Pipeline LLC
                                         --------------------------------
                                                December 31,2004
                                         -----------------------------------
ASSETS

Current Assets
  Cash and temporary cash investments                                  -
  Accounts receivable                                                  -
  Unbilled Revenue                                                     -
  Allowance for uncollectible accounts                                 -
  Gas in Storage, at average cost                                      -
  Material and supplies, at average cost                               -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Investments & Other                                                6,096

Property
  Gas                                                                  -
  Electric                                                             -
  Other                                                                -
  Accumulated depreciation                                             -
  Gas exploration and production, at cost                              -
  Accumulated depletion                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Deferred Charges
  Regulatory assets                                                    -
  Goodwill, net of amortizations                                       -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------

                                         --------------------------------
Total Assets                                                       6,096
                                         ================================

LIABILITIES AND CAPITALIZATION
Current Liabilities
  Current Redemption of Long-term debt                                 -
  Current Redemption requirement of Preferred Stock                    -
  Accounts payable and accrued expenses                                -
  Commercial paper                                                     -
  Dividends payable                                                    -
  Taxes accrued                                                        -
  Customer deposits                                                    -
  Interest accrued                                                     -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Deferred Credits and Other Liabilities
  Regulatory liabilities
       Miscellaneous liabilities                                       -
       Removal costs recovered                                         -
  Deferred income tax                                                  -
  Postretirement benefits and other reserves                           -
  Other                                                                -
                                         --------------------------------
                                                                       -
                                         --------------------------------
Capitalization
  Common stock                                                     6,096
  Retained earnings                                                    -
  Other comprehensive income                                           -
  Treasury stock purchased                                             -
                                         --------------------------------
       Total common equity                                         6,096
  Preferred stock                                                      -
  Long-term debt                                                       -
                                         --------------------------------
Total Capitalization                                               6,096
                                         --------------------------------
Minority Interest in Subsidiary Company                                -
                                         --------------------------------
Total Liabilities and Capitalization                               6,096
                                         ================================

                                     KeySpan
                             Millenium Pipeline LLC
                               STATEMENT OF INCOME

                                                               Quarter ended       Period ended
                                                            ----------------------------------------
(In Thousands of Dollars, Except Per Share Amounts)            December 2004       December 2004
----------------------------------------------------------------------------------------------------
Revenues
                                                            ----------------------------------------
Total Revenues                                                              $ -                 $ -
                                                            ----------------------------------------
Operating Expenses
     Purchased gas for resale                                                 -                   -
     Fuel and purchased power                                                 -                   -
     Operations and maintenance                                               -                   -
     Depreciation, depletion and amortization                                 -                   -
     Operating taxes                                                          -                   -
     Impairment charges                                                       -                   -
                                                            ----------------------------------------
Total Operating Expenses                                                      -                   -
                                                            ----------------------------------------
Income from equity investments                                                -                   -
                                                            ----------------------------------------
Operating Income                                                              -                   -
                                                            ----------------------------------------
Other Income and (Deductions)
     Minority interest                                                        -                   -
     Other                                                                    -                   -
                                                            ----------------------------------------
Total Other Income and (Deductions)                                           -                   -
                                                            ----------------------------------------
Income Taxes
     Current                                                                  -                   -
     Deferred                                                                 -                   -
                                                            ----------------------------------------
Total Income Taxes                                                            -                   -
                                                            ----------------------------------------

Net Income                                                                  $ -                 $ -
                                                            ========================================

                               KEYSPAN CORPORATION

                              Certificate of Filing

     The undersigned, Erik P. Weingold, hereby certifies that he is Counsel, the Office of General Counsel, of KeySpan Corporation, a New York corporation (the "Company"), and hereby further certifies on behalf of the Company, as follows:


     A copy of the Company's report on Form U-9C-3 for the quarter ended December 31, 2004 has been submitted to the following interested state commissions:

                    New York Public Service Commission
                    State of New York
                    Three Empire State Plaza
                    Albany, New York 12223

                    Massachusetts Department of Telecommunications and Energy One South Station
                    Boston, Massachusetts 02110

                    New Hampshire Public Utilities Commission
                    8 Old Suncook Road
                    Concord, New Hampshire 03301


     IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 31st day of March, 2005.



                                           /s/Erik P. Weingold
                                           --------------------------
                                           Erik P. Weingold
                                           Counsel
                                           Office of the General Counsel